February 5, 2019

Ann Hand
Chief Executive Officer
Super League Gaming, Inc.
2906 Colorado Ave.
Santa Monica, CA 90404

       Re: Super League Gaming, Inc.
           Registration Statement on Form S-1
           Filed January 4, 2019
           File No. 333-229144

Dear Ms. Hand:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed January 4, 2019

Our Business, page 54

1. We note your response to prior comment 3 from our letter dated November 11, 2018.
       Please expand to clarify that the chart titled "Twitch & YouTube Gaming have a larger audience than many entertainment platforms" reports annual audience figures as of the end of 2016 for each platform.
Executive Compensation, page 85

2. Please revise to include executive compensation disclosure for the fiscal year ended
       December 31, 2018.
 Ann Hand
Super League Gaming, Inc.
February 5, 2019
Page 2
Exhibits

3. We note that you have submitted an application for confidential treatment relating to exhibits 10.7 through 10.9 that is currently pending. Please be advised that we will not be in a position to accelerate the effectiveness of your registration statement until we have completed processing your confidential treatment request.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Heather Clark at 202-551-3624 or Melissa Raminpour, Accounting
Branch Chief, at 202-551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at 202-551-3859 or Anne
Parker, Assistant Director, at 202-551-3611 with any other questions.



FirstName LastNameAnn Hand                                     Sincerely,
Comapany NameSuper League Gaming, Inc.
                                                               Division of
Corporation Finance
February 5, 2019 Page 2                                        Office of
Transportation and Leisure
FirstName LastName